September 5, 2018

Paul Raymond
Chief Executive Officer
Alithya Group Inc.
700 De La Gaucheti re
Street West, Suite 2400
Montr al, QC, Canada
H3B 5M2

       Re: 9374-8572 Quebec Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted July 27, 2018
           CIK No. 0001734520

Dear Mr. Raymond:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS on Form F-4 filed July 27, 2018

Unaudited Pro Forma Consolidated Financial Information, page 133

1. It is not clear how the issuance of additional Alithya Common Shares, as described in footnote 4.3(b), or the conversion of Edgewater common stock into New Alithya
       Common Shares, as described in footnote 4.3(c) are reflected in your pro forma adjustments. Please tell us, and consider revising to provide, a reconciliation showing how these transactions are reflected within pro forma equity and pro forma shares
 Paul Raymond
Alithya Group Inc.
September 5, 2018
Page 2
      outstanding.
2. Revise to remove the pro forma income statement adjustment related to acquisition costs, as described in footnote 4.3(e). Although accrual of these costs may be included on the pro forma balance sheet, they should not be adjusted for on the income statement as they will not have a continuing impact.
3. Please address the following related to your unaudited pro forma financial information:

          Certain equity adjustments on your pro forma balance sheet related to footnote 4.3(c)
          appear to be mislabeled as relating to footnote 4.2. Please revise to appropriately label these adjustments.

          It appears the adjustment related to intangible asset amortization as described in footnote 4.3(f) is not reflected in accumulated deficit on your pro forma balance sheet.
          Please revise to include the adjustment within equity.

Notes to Consolidated Financial Statements
10. Income Taxes, page F-28

4. Please tell us what items are included in the "other non-deductible and tax exempt items"
      category in your effective income tax rate reconciliation. To the extent any of those items are individually material, please revise to present them as a separate line item.
        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Christine
Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at
(202) 551-3297 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNamePaul Raymond                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameAlithya Group Inc.
                                                            and Services
September 5, 2018 Page 2
cc:       Jason Comerford, Esq.
FirstName LastName